UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Notice to the Market

It is with great sadness that Banco Bradesco S.A. (“Bradesco”) informs its shareholders, clients and the market the death, on this date, of Mr. Lázaro de Mello Brandão, Chairman of its holding Companies.

Born in Itápolis, SP, he was 93 years old, he was an economist and left wife, two daughters and a grandson.

He began his professional career in 1942, in the city of Marília, as a clerk at the Casa Bancária Almeida & Cia., which became, in 1943, Bradesco. In 1945, he moved to the state capital at the banking center. In 1953, he settled at the current administrative headquarters in Osasco, in the baptized Cidade de Deus. He devoted himself, during this professional journey, to various functions, having engaged in administrative restructuring. He climbed the ascending scale of the hierarchy and in 1963 he became part of the Board of Executive Officers.

In 1981, he started to hold the position of CEO and, in 1982, the position of Vice Chairman of the Board of Directors. In February 1990 he became the Chairman of the Board, resigning on October 10, 2017. He remained as Chairman of Bradesco's parent companies. In both positions, he succeeded the mythical Amador Aguiar.

A man of forward thinking and inexhaustible ability to work, he was a remarkable personality that influenced everyone who lived with him. He will always be remembered for his talent, honesty and entrepreneurial ability.

The financial system loses one of the most illustrious and traditional of its representatives, who has always been able to guide us by the high ideals of honesty, professional consistency and dedication. The lessons he has left will surely continue to positively influence current and future generations.

In this moment of pain, the Bradesco Organization brings the dear Brandão's family members its sympathetic embrace, wishing God to receive him in the splendor of His glory.

For the Bradesco Family, it was an honor to work, live and be inspired by this icon and great leader, whose absence will be greatly missed.

Cidade de Deus, Osasco, SP, October 16, 2019

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 16, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.